ATHERONOVA INC.
2301 Dupont Drive, Suite 525
Irvine, California 92612

September 24, 2010

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:   Karen Ubell, Division of Corporation Finance
Facsimile Number:  (202) 772-9198

Re:	AtheroNova Inc.
Registration Statement on Form S-1 (File No. 333-167866)

Ladies and Gentlemen:

We respectfully request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-167866) (the “Registration Statement”), relating to the offer and resale of up to 1,805,825 shares of Common Stock, $0.0001 par value, of AtheroNova Inc. (the “Company”), so that the Registration Statement shall become effective at 4:00 p.m. Eastern Time on Tuesday, September 28, 2010, or as soon thereafter as possible.

In connection with the foregoing, the Company hereby acknowledges that:

•
Should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AtheroNova Inc.

By:          /s/ Mark Selawsi
Mark Selawski
Chief Financial Officer & Secretary